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                                                                   Exhibit 99.3

                                                                     (BESI LOGO)

                                           FOR: BE SEMICONDUCTOR INDUSTRIES N.V.
                                                Marconilaan 4
                                                5151 DR Drunen
                                                The Netherlands

                                  PRESS RELEASE

                  BE SEMICONDUCTOR INDUSTRIES ANALYST DAY 2005

Drunen, the Netherlands, December 6, 2005 BE Semiconductor Industries N.V. ("the Company" or "Besi") (Nasdaq: BESI; Euronext: BESI) will review the semiconductor equipment market, its product portfolio, production strategies, research and development activities, and operations in a meeting with analysts at its Fico-subsidiary in Duiven, the Netherlands on December 6, 2005. Besi will also provide perspective on its strategy and its execution. Besi's Analyst Day 2005 presentations will be available on the Company's website at www.besi.com on December 6, 2005.

The agenda contains the following topics:

-    Overview

-    Market Development

-    Business Strategy

-    Datacon

-    Besi Production Strategy

-    Financial Summary September 30, 2005

-    Plant Tour

The highlights per topic are as follows:

1)   Overview:

Business Summary:

- Leading semi equipment supplier with #1 or #2 market positions in key assembly products. #2 overall in H1-2005 due to Datacon acquisition

- Broad assembly equipment portfolio, blue-chip customer base, long term relationships

- Global manufacturing operations and workforce in 7 countries; 1,166 employees

-    Pro forma sales of E194.3 million in 2004

- Market capitalization E134 million (32.7 million shares, share price E4.10). Euronext and NASDAQ listings

-    E46 million 5.5% convertible bonds due 2012. Euronext listing

- Cash September 30, 2005 E60.3 million. Debt of E85.0 million, including convert

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2)   Market Development

WW Semiconductor Capex Spending Forecasts 2006:

-    Industry analysts forecast single digit semiconductor revenue growth for
     2006

-    VLSI Research expects 6.2% growth for chip equipment (29 November 2005)

- Gartner Dataquest expects 22.1 % growth for packaging and assembly equipment (October 2005)

3)   Key Assembly Product Line Drivers

Packaging

New package roadmaps, miniaturization

Die Bonding

System in package, flip-chip, miniaturization, RFID

Die Sorting

System in package, miniaturization, increased assembly yield

Plating

Volume, green requirements, RFID

4)   Business Strategy

Besi Strategy:

-    Technology leadership in advanced packaging solutions

- Increase market share via array connect and new assembly applications such as RFID

- Significantly reduce manufacturing cost through transfer of systems and tooling production to lower cost regions

- Significantly improve profitability and cash flow generation via sales and gross margin improvement, careful focus on overhead levels and working capital levels

- Selectively acquire companies which can extend product portfolio, have significant market share and outperform market growth forecasts

5)   Key Objectives 2006

     Sales

     -    Strengthen market positions in Taiwan and Korea

     - Introduce and sell on a volume basis RFID systems for die bonding and plating applications

     Operations

     -    Strengthen key management positions in Asian operations

     - Reduce manufacturing cost by 30% for new generation molding and flip-chip bonding systems through outsourcing and manufacturing in Asia

     -    Reduce lead times 20%

     -    Headcount reductions through attrition

     -    Improve w/c management through higher inventory turn and lower DSO

     -    Increase profitability

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                                                                     (BESI LOGO)

6)   Datacon

Overview of Datacon:

-    Private company, founded in 1986, located in Radfeld, Austria

- Leading global manufacturer of flip chip and multi chip die bonding equipment for the semiconductor, telecommunications and automotive industries

- World's largest manufacturer of flip chip bonding equipment to the semiconductor industry in 2005 according to VLSI; #1 in multi chip bonding for automotive and SIP (system in package) applications.

- Largest customers include Epcos, Infineon, Bosch, ST Micro, Skyworks and Fairchild, Amkor, ASE, Samsung and STATSChipPAC,

- Production facilities in Radfeld (Austria, 2,200 sqm), Gyor (Hungary, 1,350 sqm) and Berlin (Germany, 500 sqm)

- Currently employs approximately 390 people and has an estimated installed base of approximately 1,700 machines at customer locations worldwide

7)   Datacon Cost Reduction Strategy

     - Production relocation to low cost manufacturing countries: Malaysia, Hungary

     Restructured Datacon operations in 2004/2005:

     -    Reduction headcount in Radfeld 42 people

     -    Reduction headcount in Eurotec by 15 people

     -    Transferred 2200 apm production from Austria to Hungary (80%)

     -    Started transfer 8800 FC Quantum production to Hungary (15%)

     Objectives for 2006:

     -    Set up 2200 EVO production in Malaysia

     -    Complete transfer of 8800 FC Quantum from Austria to Hungary (80%)

     - Result: 80% of Datacon production will be in Hungary and Malaysia by end of 2006

8)   Besi Production Strategy Objectives

-    Product ownership and intellectual capital Europe and US

-    New product development/engineering in Europe and US

-    Sourcing and manufacturing for standard systems and modules in Asia

-    Substantially all tooling capacity in Asia

-    Special tooling and quick turnaround tooling capacity in Netherlands

9)   Production Restructuring 2004 - 2005

-    Substantial workforce, facility and product restructuring

-    Transferred 15% of packaging systems capacity to Malaysia

-    Transferred 60% of Datacon capacity from Austria to Hungary

-    Transferred 60% of tooling capacity from Europe to Asia

- Invested E4 million to establish Chinese operations and expand Malaysian production capacity

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Production Restructuring 2004 - 2005 (continued)

     Packaging Equipment

     Restructured Dutch Fico packaging/tooling operations (2004/2005)

     -    Consolidated 4 facilities into 1 facility in Duiven

     -    Closed Brunssum tooling

     -    Reduced Dutch headcount by 118 or 32.6% of total Dutch headcount

     -    Transferred production of 15 molding system modules to Malaysia
          (2004).

          Complete system in Q1-2005

     -    Production of singulation systems transferred to Malaysia in H2-2005

     Die Bonding and Flip-Chip Bonding Equipment

     - Transferred 80% of die bonding equipment production from Austria to Hungary (2004).

     -    Austrian headcount reduction of 51 people, or 19%

     Die Handling Equipment

     -    Transferred production of tray stack feeders to Malaysia (2005)

     Asian Manufacturing Capacity

     -    Commenced Chinese tooling operations in 2004

     -    Expanded Malaysian production facilities (20k-50k sq.ft) in 2005

10)  Production Objectives 2006

1)   Set up and transfer production to Malaysia of additional product lines:

     -    Packaging Equipment: AMS-W, T/F Brightline, T/F Compact

     -    Die Bonding Equipment: Datacon EVO next generation die bonder

     -    Die Handling: Laurier Maverick

2)   Ramp up production in Malaysia of Fico molding and singulation systems

3)   Increase Malaysia shipments by 200%, increase headcount by 50%

4)   Transfer 8800 Quantum (flip-chip) production from Austria to Hungary

5)   Headcount worldwide remains stable

11)  Summary Besi Asia Production Capabilities - Malaysia

-    Established 1993, Shah Alam, Kuala Lumpur

-    58,000 sq. feet, systems and tooling production

-    Maximum systems capacity/annum - 150, currently 50

-    Maximum tooling capacity/annum - 100 sets

-    Headcount: 111 currently (57 systems/54 tooling)

12)  Summary Besi Asia Production Capabilities - China

-    Established 2003, Leshan China

-    Tooling production

-    30,000 sq. feet, 130 employees

-    Maximum tooling capacity/annum 200 sets

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13)  Asian Production Capacity - Cost Reduction Plan 2006

-    Achieve 5% labor cost reduction in Malaysia

-    Outsourcing components to India, China and SE Asia

-    Longer customer production runs

-    Transfer of certain tooling work from Malaysia to China

-    Commence catalog engineering

14)  Investment Summary

- #2 assembly equipment supplier with leading edge technology and increasing market share

- Significantly increased scale and market presence through 2005 acquisition of Datacon

- Focus on array connect and RFID applications, integrated solutions, market share gains and underlying growth fundamentals should generate above industry average revenue growth

- Benefits of restructuring, cost reduction from Asian manufacturing strategy and overhead controls should help sustain and enhance profitability of business model

BE Semiconductor Industries N.V. designs, develops, manufactures, markets and services die sorting, flip chip bonding and multi-chip die bonding, packaging and plating equipment for the semiconductor industry's assembly operations. Its customers consist primarily of leading U.S., European, Asian, Korean and Japanese semiconductor manufacturers and subcontractors which utilize its products for both array connect and conventional leadframe manufacturing processes.

CAUTION CONCERNING FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements, which are found in various places throughout the press release, including statements relating to expectations of orders, net sales, product shipments, expenses, operating results and the impact of the acquisition of Datacon on Besi's net income in fiscal year 2005. The words "anticipate", "estimate", "expect", "intend", "may", "plan", "predict", "project", "will", "would", and similar expressions are intended to identify forward looking statements, although not all forward looking statements contain these identifying words. While these forward looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, those listed or discussed in our Annual Report on Form 20-F for the year ended December 31, 2004, as well as the risk that anticipated orders may not materialize or that orders received may be postponed or canceled, generally without charges; the volatility in the demand for semiconductors and our products and services; acts of terrorism and violence; overall global economic conditions; risks, such as changes in trade regulations, currency fluctuations, political instability and war, associated with substantial foreign customers, suppliers and foreign manufacturing operations; potential instability in foreign capital markets; the risk of failure to successfully manage our expanding and more diverse operations; and other key factors that could adversely affect our businesses and financial performance contained in our filings and reports, including those with the United States Securities and Exchange Commission. We are under no obligation to (and expressly disclaim any such obligation to) update or alter our forward-looking statements whether as a result of new information, future events or otherwise.

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                                                                     (BESI LOGO)

CONTACTS:
Richard W. Blickman    Cor te Hennepe
President & CEO        Director of Finance
tel. (31) 416 384345   tel. (31) 416 384345

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